UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.__8_)


World Heart Corporation

(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)


980905202
(CUSIP Number)
		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, N.J. 07068
			(973) 597-2424
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2008
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No. 980905202
	1.	Names of Reporting Persons.  I.R.S. Identification Nos. of
above persons (entities only):

	Austin W. Marxe and David M. Greenhouse


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	10,000,000*
	Shares Beneficially	8.	Shared Voting Power:  83,374,467*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:
	10,000,000*
	Person With	10.	Shared Dispositive Power:
83,374,467*

	11.	Aggregate Amount Beneficially Owned by Each Reporting
Person:  93,374,467 *

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  23.5% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?). Marxe and Greenhouse share sole voting and investment power over 16,587,810 Common Stock and 2,217,742 Warrants to purchase 31,691 shares of Common Stock owned by Special Situations Cayman Fund, L.P., 175,068 shares of Common Stock and 536,190 Warrants to purchase 7,662 shares of Common Stock owned by Special Situations Fund III, L.P., 45,765,146 shares of Common Stock and 6,117,036 Warrants to purchase 87,412 shares of Common Stock owned by Special Situations Fund III QP, L.P., 16,685,106 shares of Common Stock and 2,419,355 Warrants to purchase 34,572 shares of Common Stock owned by Special Situations Private Equity Fund, L.P., and 4,000,000 shares of Common Stock owned by Special Situations Life Sciences Fund, L.P. Marxe has sole voting and investment power over 10,000,000 shares held in the name of Austin W. Marxe. See Items 2 and 5 of this Schedule 13D for additional information.





Item 1.	Security and Issuer.
	This schedule relates to the common stock and warrants of World Heart Corporation (the ?Issuer?). The Issuer?s principal executive officers are located at 7799 Pardee Lane, Oakland, CA 94621.

Item 2.	Identity and Background.
	The persons filing this report are Austin W. Marxe (?Marxe?) and David M. Greenhouse (?Greenhouse?), who are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of and investment adviser to Special Situations Cayman Fund, L.P. (?Cayman?). AWM serves as the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of and investment adviser to Special Situations Fund III, L.P. (?SSF3?) and general partner of Special Situations Fund III QP, L.P. (?SSFQP?). Marxe and Greenhouse are members of MG Advisers, L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?) and LS Advisers. L.L.C. (?LS?), the general partner of Special Situations Life Sciences Fund, L.P. (?SSLS?). AWM also serves as the investment adviser to SSFQP, SSPE and SSLS. (SSF3, SSFQP, Cayman, SSPE and SSLS will hereafter be referred to as, the ?Funds?).

The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe and Mr. Greenhouse have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Marxe and Mr. Greenhouse are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	The securities referred to in this Schedule have been acquired by each of the Funds for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer.
Each Fund acquired the securities in the ordinary course of business and is holding the securities for the benefit of its investors.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 16,587,810 shares of Common Stock and 2,217,742 Warrants to purchase 31,691 shares of Common Stock, or 4.2% of the shares outstanding. SSF3 owns 175,068 shares of Common Stock, 536,190 Warrants to purchase 7,662 shares of Common Stock, or 0.0% of the shares outstanding. SSFQP owns 45,765,146 shares of Common Stock, 6,117,036 Warrants to purchase 87,412 shares of Common Stock or 11.5% of the shares outstanding. SSPE owns 16,685,106 shares of Common Stock and 2,419,355 Warrants to purchase 34,572 shares of Common Stock or 4.2% of the outstanding shares. SSLS owns 4,000,000 shares of Common Stock or 1.0% of the shares outstanding. Marxe owns 10,000,000 shares of Common Stock or 2.5% of the shares outstanding. Marxe has sole power to vote and direct the disposition of all the shares held in the name of Austin
W. Marxe. Marxe and Greenhouse share the power to vote and direct the disposition of all shares of Common Stock owned by each of, the Funds. Messrs. Marxe and Greenhouse are deemed to beneficially own a total of 93,213,131 shares of Common Stock and 11,290,323 Warrants to purchase 161,338 shares of Common Stock or 23.5% of the outstanding shares.

Pursuant to the Recapitalization Agreement as Amended, on July 31, 2008, the Funds indicated below, together with Austin Marxe, purchased an aggregate of 90,000,000 common shares, at an issue price of $0.10 per share, for an aggregate purchase price of $9,000,000, on July 31, 2008. The funds participated in a Bridge Loan, whereby they funded $500,000 on June 23, 2008 and $200,000 on July 15, 2008. On July 31, 2008, the
Bridge Loan was converted into 7,000,000 shares of Common Stock. The balance of the purchase, 83,000,000 shares of Common Stock, was offset by any unpaid principal and interest on the Bridge Facility. There were no other acquisitions and dispositions during the sixty days preceding the date of the event that required the filing of this statement.


A.  Special Situations Cayman Fund, L.P.

Date
Quantity
Average Price

June 23, 2008

(Purchases)
Bridge Loan

$100,000

July 15, 2008

Bridge Loan
$40,000
July 31, 2008
1,400,000 Common Shares
Converted from Bridge
Loan

July 31, 2008
14,600,000 Common
Shares
$.10



B.  Special Situations Fund II QP, L.P.

Date
Quantity
Average Price

June 23, 2008

(Purchases)
Bridge Loan

$275,000

July 15, 2008

Bridge Loan
$110,000
July 31, 2008
3,850,000 Common Shares
Converted from Bridge
Loan

July 31, 2008
40,150,000 Common
Shares
$.10



	C.  Special Situations Life Sciences Fund, L.P.

Date
Quantity
Average Price

June 23, 2008

(Purchases)
Bridge Loan

$25,000

July 15, 2008

Bridge Loan
$10,000
July 31, 2008
350,000 Common Shares
Converted from Bridge
Loan

July 31, 2008
3,650,000 Common Shares
$.10



D.  Austin W. Marxe

Date
Quantity
Average Price

Purchases







July 31, 2008
10,000,000 Common
Shares
$.10








Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe and Greenhouse and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

	Joint Filing Agreement.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2008




	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


JOINT FILING AGREEMENT


	Austin W. Marxe and David M. Greenhouse hereby agree that the
Schedule 13D to which this agreement is attached is filed on behalf of each of them.







	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse






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